UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date: September 14, 2006

VOXPATH HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-27019	87-0369205
(Commission File No.)	(IRS Employer ID)

337 N. Marwood Avenue, Fullerton CA 92832
 (Address of principal executive offices and zip code)

714-322-2263
  (Registrant's telephone number, including area code)

On August 30, 2006, Voxpath Holdings, Inc. (“Voxpath”), entered into and closed a share purchase agreement with The Retirement Solution, Inc., a Nevada corporation (“TRS” or the “Company”), and each of TRS’s shareholders (the “Purchase Agreement”). Pursuant to the Agreement, Voxpath acquired all of the issued and outstanding capital stock of TRS from the TRS shareholders in exchange for 99,999,992 shares of Voxpath common stock.

In connection with the acquisition of TRS on August 30, 2006, James Anderson resigned as an officer of Voxpath and the following executive officers of TSR were appointed as executive officers of Voxpath:

Name	Title

William Kosoff	Chief Executive Officer and Chief Financial Officer
Ron Firmin	Executive Vice President

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

1. There is currently one class of voting securities of Voxpath entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 135,520,432 shares of common stock outstanding.

2. The following table sets forth certain information, as of August 31, 2006 with respect to the beneficial ownership of the Company’s outstanding common stock following the acquisition of TSR by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
William Kosoff (3)	2,962,962	2.19%
Ron Firmin (4)	1,626,523	1.20%
Newsgrade Corporation	63,573,207	46.91%
All officers and directors as a group (2 persons)	4,589,485	3.39%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Voxpath Holdings, Inc. 337 Marwood Avenue, Fullerton California 92832.

(2)
Applicable percentage ownership is based on 135,520,432 shares of common stock outstanding as of August 31, 2006, together with securities exercisable or convertible into shares of common stock within 60 days of August 31, 2006 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of August 31, 2006 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Includes 987,655 shares owned by Blue Line Communications, an entity controlled by Mr. Kosoff.

(4)	Includes options to purchase 1,215,000 shares of common stock which are currently vested, but does not includes options to purchase an aggregate of 1,215,000 shares of common stock.

3. There are no arrangements, known to Voxpath, including any pledge by any person of securities of Voxpath, the operation of which may at a subsequent date result in a change in control of Voxpath other than in connection with the share exchange described above.

4. The transaction referred to herein occurred since the beginning of its last fiscal year. The names of the persons who will acquire control are:

Name of Beneficial Owner (1)	Common Stock Beneficially Owned (2)	Percentage of Common Stock (2)
Newsgrade Corporation	64,063,066	46.91%

5. No officer, director or affiliate of Voxpath, or any owner of 5% or more of the common stock of Voxpath, or any associate of any such officer, director, affiliate or Voxpath or security holder is a party adverse to Voxpath or has a material interest adverse to Voxpath.

6. The following is the business experience during the past five years of each director and executive officer and each director nominee.

Current Director

James Anderson was the President, Chief Executive Officer and Principal Accounting Officer of Voxpath. Mr. Anderson is currently a director but will resign on or about the 10th day after the filing of this Form 14(f). Mr. Anderson owns James Corporation which has two subsidiaries, a golf company and a computer company. Prior to that, he was the owner and operator of a restaurant and gaming club and owned a retail computer store all located in Salt Lake City, Utah. Mr. Anderson also has over 22 years experience in the computer industry. He has owned and operated his various business interests for the last 24 years. He spent 6 years in the U.S. Army

Director Nominee

Louis Sagar. During the past five years Mr. Sagar has been and remains the principal in Old School Ventures, LLC, his own marketing consulting firm based in New York City. Previously as the founder of ZONA, a specialty home retailer, Mr. Sagar built a lifestyle merchandising brand with nine retail locations and wholesale operations distributing private label home accessories and lifestyle products throughout the United States, Europe, and Japan. In 1998 Mr. Sagar sold ZONA to a private investment group. Mr. Sagar has been a director of Newsgrade Corporation, the former parent of TRS and a significant shareholder of Voxpath, since April 1998 and a director of TRS since September 2005.

Officers and Directors

William Kosoff, Chief Executive Officer, Chief Financial Officer and Director. During the past five years Mr. Kosoff served as Vice President of Worldwide Sales and a Director for a public company, Telenetics Corp. under the new Sarbanes-Oxley regime. Since December of 2005 Mr. Kosoff has become licensed and active in residential Real Estate with First Team Real Estate the largest independent real estate operation in California and the 11th largest in the US. In addition, Mr. Kosoff has served as a Director of TRS and Interim President and CEO of TRS while providing consulting services to the Company. Mr. Kosoff received his BA in Physics from California State University in 1978. He was in the high technology industry for 45 years serving in Engineering, Marketing, Sales, and Senior Management positions with Rockwell International from 1960 to 1984. In 1984 he co-founded Telenetics Corp as President and CEO. During his tenure with Telenetics he also served as CFO from 1988 to 1991.

Ron Firmin, Executive Vice President. Formerly Mr. Firmin has held the position of President of Sky Mortgage Group from 1999 to 2005, until it was acquired by BBT Bank in Nashville Tennessee. From April of 2005 until June of 2006, Mr. Firmin was a Vice President of BBT Bank. Mr. Firmin graduated from Bolton High School, Alexandria, La. in 1964 with continuing education from the American Management Association. His continuing education courses have included “National Accounts Managers” and other financial services or mortgage banking subjects. Mr. Firmin has designed and instructed classes in the fields of National Account Management and Mortgage Banking.  He has also produced an instructional package that included class materials, a 1-hour video and presentations for a nationwide launch in the mortgage banking industry. Mr. Firmin wrote and co-produced “The Consumer’s Edge” a series of 30-minute TV programs dealing with credit, money management and cutting edge strategies while working closely with the Greater Nashville Better Business Bureau. “The Consumer’s Edge” was the top rated locally produced TV program in the Nashville area for 2 years. Mr. Firmin has had ongoing advisory relationships with the Asheville, NC Chamber of Commerce; the Williamson County, TN Chamber of Commerce; and the Greater Nashville Chamber of Commerce.

7. Voxpath has not been a party to any transaction since the beginning of Voxpath’s fiscal year nor is Voxpath a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns of record or beneficially more than five percent of Voxpath’s common stock and any member of the immediate family of any of the foregoing other than as described above.

8. None of the following have been or are currently indebted to Voxpath since the beginning of Voxpath’s last fiscal year: any director of executive officer of Voxpath; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

9. Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company’s equity securities are also required to furnish Voxpath with copies of all Securities 16(a) forms they filed. Based on a review, Voxpath’s officers, directors and owners of 10% or more of the outstanding shares of common stock, filed his Forms 3, 4 or 5 with the Securities and Exchange Commission as required.

10. None of the officers, directors or director nominees, or owners of 10% or more of the common stock of Voxpath have had any of the relationships described in Item 404(b) of Reg. S-K.

11. Voxpath does not have any Board committees. There were no meetings of the board of directors during the last twelve months other than the action to approve the Purchase Agreement.

12. The following table sets forth the compensation paid to Voxpath’s officers during fiscal 2005 (our only year of operation). This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

SUMMARY COMPENSATION TABLE

		ANNUAL COMPENSATION			LONG TERM COMPENSATION
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other annual compensation ($)	Awards Restricted stock award(s) ($)	Securities underlying options/SARs (#)	Payouts LTIP payouts ($)	All other compensation ($)

James Anderson, President, Chief Executive Officer and Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Option Grants in Last Fiscal Year

Voxpath does not have an option plan and we did not grant any options to purchase our common stock during the year ended December 31, 2005.

Long Term Incentive Plans - Awards in Last Fiscal Year

Voxpath does not have any long term incentive plans.

Benefit Plans

Voxpath does not have a long-term incentive plan nor do we have a defined benefit, pension plan, profit sharing or other retirement plan.

Indemnification

The Company’s directors and executive officers are indemnified as provided by the Nevada Revised Statutes and the Company’s Bylaws. These provisions state that the Company’s directors may cause the Company to indemnify a director or former director against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him as a result of him acting as a director. The indemnification of costs can include an amount paid to settle an action or satisfy a judgment. Such indemnification is at the discretion of the Company’s board of directors and is subject to the Securities and Exchange Commission’s policy regarding indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Voxpath Northwest Productions Inc. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: September 14, 2006

VOXPATH HOLDINGS, INC.

By:	/s/ William Kosoff
William Kosoff
Chairman, Chief Executive Officer and Chief Financial Officer